02049652

02 SEP -4 AM 9:21

TIOMIN
RESOURCES INC.

82-3430

PRESS RELEASE

SUPPL

TSX: TIO

August 20, 2002

TIOMIN SIGNS ENGAGEMENT LETTER TO RAISE UP TO $3 MILLION

TORONTO, CANADA:

Tiomin Resources Inc. announced today that it has entered into an agreement with Harris Partners to raise on a "best-efforts" basis up to $3 million of equity capital on a private placement basis to accredited investors. The financing is subject to regulatory approval.

The Corporation will issue up to 15 million units, each unit is comprised of one common share and one-half warrant. The units will be priced at $0.20 per unit and the one-half warrant will have an exercise price of $0.30. Each full warrant will be exercisable into one common share of the Corporation at $0.30 on or before the earlier of 18 months from the date of the closing of the financing and 45 days after the Corporation has issued notice to the warrantholders of its receipt of the mining licence for the Kwale project.

The net proceeds of the new issue will be used to fund the continuing development of its Kwale project in Kenya, as well as for general corporate purposes.

The company currently has 58.7 million shares issued and outstanding.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

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